Via EDGAR and email

December 19, 2011

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                               Eagle Rock Energy Partners, L.P.
Registration Statement on Form S-4
Filed November 14, 2011
File No. 333-177958

Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2011
File No. 1-33016

Dear Ms. Parker:

Set forth below are the responses of Eagle Rock Energy Partners, L.P. to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 7, 2011, with respect to the Registration Statement on Form S-4 filed November 14, 2011 (the “Registration Statement”), Form 10-K for Fiscal Year Ended December 31, 2010 filed March 3, 2011 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed April 27, 2011 (the “Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

P. O. Box 2968

Houston, Texas 77252

281.408.1200  Office

WWW.EAGLEROCKENERGY.COM

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Securities and Exchange Commission

December 19, 2011

Registration Statement on Form S-4

General

1.             We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

RESPONSE:

We acknowledge the Staff’s comment and will refrain from requesting that the Staff accelerate the effectiveness of the Registration Statement until all outstanding issues related to the review of our Annual Report on Form 10-K for the year ended December 31, 2010 and the related filings are resolved.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 49

Our business involves many hazards and operational risks…, page 57

2.             We note your disclosure in the above-captioned risk factor concerning various operational hazards in your business, and your disclosure on pages 66-67 concerning your routine use of hydraulic fracturing techniques and the prospect of increasing regulation related to hydraulic fracturing.  If material, please revise the above-captioned risk factor to address the specific operational and financial risks associated with hydraulic fracturing in addition to “uncontrollable flows of oil or natural gas or well fluids.” For instance, we note that you do not address underground migration or surface spillage or mishandling of fluids, including chemical additives that may be toxic.

RESPONSE:

We acknowledge the Staff’s comment and propose to provide revised risk factor disclosure about the specific operational and financial risks associated with hydraulic fracturing in the Registration Statement.  Annex A hereto sets out the specific revisions to the relevant risk factors that we propose to make.

We do not believe it is necessary, however, to amend our Annual Report on Form 10-K for the year ended December 31, 2010 to include this revised language.  Accordingly, we propose to include this revised language in our Annual Report on Form 10-K for the year ending December 31, 2011 and respectfully request the Staff’s concurrence with this approach.

Risks Inherent in an Investment in Us, page 60

3.             Please add a risk factor addressing the risks that your new, simplified capital structure may pose.  For instance, we note that, unlike many publicly traded limited partnerships, your general partner is not entitled to any incentive distributions and holders of your common units

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Securities and Exchange Commission

December 19, 2011

no longer have any right to receive payments of arrearages in future periods in the event that you fail to make distributions.

RESPONSE:

We acknowledge the Staff’s comment and propose to provide a new risk factor addressing the risks related to our new, simplified capital structure in the Registration Statement.  Annex B hereto contains the full text of our proposed new risk factor.

We do not believe it is necessary, however, to amend our Annual Report on Form 10-K for the year ended December 31, 2010 to include this new risk factor.  Accordingly, we propose to include this new risk factor in our Annual Report on Form 10-K for the year ending December 31, 2011 and respectfully request the Staff’s concurrence with this approach.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 32

4.             We note your disclosure that “[i]n reviewing related-party transactions, the Board of Directors typically authorizes the Conflicts Committee to review, evaluate, and, if determined appropriate, approve the transaction.” Please revise your disclosure to clarify the types of transactions that would be brought to the board’s attention and the standards that would be applied in considering such transactions.  Also disclose whether your policies and procedures for reviewing related-party transactions are memorialized.  See Item 404(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and propose to revise our related-party transactions disclosure to clarify the types of transactions that would be brought to the board’s attention and the standards that would be applied by adding a new “Review, Approval or Ratification of Transactions with Related Persons” section to the Registration Statement.  In addition, we propose to clarify that our policies and procedures for reviewing related-party transactions are set out in our Code of Business Conduct and Ethics and partnership agreement.  Annex C hereto reflects the revisions that we propose to make to our related-party transactions disclosure.

We do not believe it is necessary, however, to amend our proxy statement for our 2011 annual meeting of unitholders to include this revised language.  Accordingly, we propose to include this revised language in our proxy statement for our 2012 annual meeting of unitholders and respectfully request the Staff’s concurrence with this approach.

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If any additional supplemental information is required by the Staff, please contact the undersigned at (713) 408-1200 or Douglas E. McWilliams of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

EAGLE ROCK ENERGY PARTNERS, L.P.

Eagle Rock Energy GP, L.P., its general partner

Eagle Rock Energy G&P, LLC, its general partner

By:	/s/Charles C. Boettcher
Name:	Charles C. Boettcher
Title:	Senior Vice President and General Counsel

cc:           Alexandra M. Ledbetter, Securities and Exchange Commission

Joseph A. Mills, Eagle Rock Energy Partners, L.P.

Signature Page to Response Letter

ANNEX A

Our business involves many hazards and operational risks, some of which may not be partially or fully insured or insurable. If a significant accident or event occurs that is not fully insured or interrupts normal operations, our operations and financial results could be adversely affected.

Our operations are subject to many hazards inherent in the drilling, producing, gathering, compressing, treating, processing and transporting of oil, natural gas and NGLs, including:

•                  damage to production equipment, gathering equipment, pipelines and treatment or processing plants, compression and related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•                  inadvertent damage from construction, farm and utility equipment or acts of vandalism;

•                  leaks of natural gas, poisonous hydrogen sulfide gas, NGLs and other hydrocarbons or losses of natural gas or NGLs as a result of the malfunction of pipeline, equipment or facilities;

•                  mishandling of fluids, including chemical additives that may be toxic;

•                  surface spills or underground migration due to uncontrollable flows of oil, natural gas, formation water or well fluids;

•                  fires and explosions; and

•                  other hazards that could also result in personal injury and loss of life, pollution and suspension of operations~~, such as the uncontrollable flow of oil or natural gas or well fluids~~.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and attorney’s fees and other expenses incurred in the prosecution or defense of litigation and may result in curtailment or suspension of our related operations. A natural disaster or other hazard affecting the areas in which we operate could have a material adverse effect on our operations and ability to pay distributions to our unitholders.

As is customary in the industry, we maintain insurance against some but not all of these risks. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We are not fully insured against all risks inherent to our business.  For example, we are not fully insured against all environmental accidents which may include toxic tort claims. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition. In addition, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles

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for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Additionally, we may be unable to recover from prior owners of our assets, pursuant to our indemnification rights, for potential environmental liabilities. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition, results of operations and ability to pay distributions to our unitholders.

Our and other operators’ drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors.

Drilling for oil and gas involves numerous risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. Our and other operators’ drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including:

•                  unexpected drilling conditions;

•                  drilling, production or transportation facility or equipment failure or accidents;

•                  mechanical difficulties, such as lost or stuck drilling or service tools;

•                  abnormally pressured formations or rock compaction;

•                  shortages or delays in the availability of drilling rigs and other services and equipment;

•                  adverse weather conditions;

•                  compliance with environmental and governmental requirements;

•                  title problems;

•                  unusual or unexpected geological formations;

•                  pipeline ruptures;

•                  fires, blowouts, craterings and explosions; ~~and~~

•                  mishandling of fluids, including chemical additives that may be toxic; and

•                  surface spills or underground migration due to uncontrollable flows of oil, natural gas, formation water or well fluids ~~uncontrollable flows of oil or natural gas or well fluids~~.

Any curtailment to the gathering systems we use to deliver our oil and gas production for processing, storage or further delivery to end markets could require us to find alternative means to transport the oil and natural gas production from the underlying properties, which alternative means could require us to incur additional costs. We do not provide midstream services to all of our upstream activities.

Any such curtailment, delay or cancellation may limit our ability to make cash distributions to our unitholders.

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ANNEX B

Our simplified capital structure (i.e. only one common class of equity outstanding) could result in slower distribution growth and less certainty of minimum distributions.

Unlike many publicly-traded partnerships, we do not have incentive distribution rights.  Incentive distribution rights generally entitle the general partner of a publicly-traded partnership to increasing percentages of the cash distributed by the partnership in excess of a specified level and are designed to encourage the general partner and its affiliates to grow distributions of the partnership through, among other things, the sale or contribution of additional assets to the partnership on an accretive basis.  Since we no longer have an independently-controlled general partner with incentive distribution rights in us, we could have difficulty consummating accretive transactions at the same rate as, and see slower distribution growth than, other publicly-traded partnerships.

Unlike many publicly-traded partnerships, we also do not have subordinated units.  Subordinated units generally are not entitled to receive any distributions until the common units have received a specified minimum quarterly distribution plus any arrearages from prior quarters. The practical effect of the existence of subordinated units in lieu of common units is to increase the likelihood that a specified minimum quarterly distribution will be distributed on the outstanding common units.  Accordingly, there may be more risk that we will not distribute a specified minimum amount each quarter (either presently or in arrears) on our common units than there would exist if a portion of our outstanding units were subordinated units rather than common units.

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ANNEX C

REVIEW, APPROVAL OR RATIFICATION OF
TRANSACTIONS WITH RELATED PERSONS

Under our Code of Business Conduct and Ethics (the “Code of Conduct”) our directors and officers are required to disclose to us any items relevant to the Code of Conduct, including existing or potential conflicts of interest.  Among the enumerated conflicts of interest are significant transactions involving us and one or more of our officers and directors or their respective affiliates.  As such, all related-party transactions are subject to the requirements of the Code of Conduct.  The Code of Conduct requires that any such transaction be first reported to the Chief Compliance Officer for approval before any action can be taken in connection therewith.

If determined to be material, any such conflict may be resolved by disinterested members of our board of directors or the full board of directors, as appropriate.  As described in our partnership agreement, the appropriate persons will approve related-party transactions that are either (i) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (ii) fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

In the alternative, our general partner may, but is not required to, seek the approval of the Conflicts Committee in connection with related-party transactions, including transactions involving Natural Gas Partners or its affiliates (collectively, “NGP”).  We anticipate that the board of directors will continue to obtain approval of the Conflicts Committee for material transactions with NGP.  The Conflicts Committee is entitled to hire its own financial, legal and other advisors in connection with any matters on which the board of directors of our general partner has sought the Conflicts Committee’s approval.  The Conflicts Committee, consisting of independent directors, is typically tasked with determining whether the transaction is fair and reasonable to us and our public unitholders and recommending to the board of directors whether the transaction should be approved and authorized.  In certain circumstances, the board of directors may delegate the entire authority to determine whether to pursue a transaction to the Conflicts Committee.  The board of directors is not required to delegate review and/or approval of related-party transactions to the Conflicts Committee, however.

In certain unusual circumstances, related-party transactions may be put to a vote of our unitholders for approval, in accordance with the provisions of our partnership agreement.

There were no related-party transactions during 2010 which were required to be reported where the procedures described above did not require review, approval or ratification of such transactions or where these procedures were not followed.

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